SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION

BUFFALO, NEW YORK PLANT

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

COOPER CAMERON CORPORATION

1333 West Loop South, Suite 1700

Houston, Texas 77027

FINANCIAL STATEMENTS

Individual Account Retirement Plan for Bargaining Unit Employees at the

Cooper Cameron Corporation, Buffalo, New York Plant

Year ended December 31, 2002

Individual Account Retirement Plan for Bargaining

Unit Employees at the Cooper Cameron Corporation,

Buffalo, New York Plant

Financial Statements

Year ended December 31, 2002

Report of Independent Auditors

Participants and Administrator

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York

Plant

We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant, as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

June 19, 2003

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York

Plant

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Employer contributions receivable	$30,843	$25,621
Plan interest in Cooper Cameron Corporation Master Trust for Defined Contribution Plans	8,876,906	9,308,231

Net assets available for benefits	$8,907,749	$9,333,852

See accompanying notes.

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York

Plant

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Employer contributions	$343,076
Employee contributions	431,943

Total additions	775,019
Deductions:
Benefits paid to participants	105,434
Net investment loss from Cooper Cameron Corporation Master Trust for Defined Contribution Plans, net of expenses	1,164,946

Total deductions	1,270,380
Other changes in net assets:
Net asset admissions	69,258

Net decrease	426,103
Net assets available for benefits at:
Beginning of year	9,333,852

End of year	$8,907,749

See accompanying notes.

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York Plant

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant (the “Plan”), is a profit sharing plan which provides payments to eligible employees of Cooper Cameron Corporation and certain subsidiaries (the “Company”) at termination, retirement, death, or disability. All union employees of the Company belonging to Local Lodge No. 330, District 76 of the International Association of Machinists and Aerospace Workers are eligible for participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company contributes to each participant’s account monthly based on hours actively worked and specific contribution rates as defined in the plan document. This contribution is also paid on each hour of overtime, vacation, or holiday, but excludes sick time for which the employee may be paid. Company contributions are made to the fund option that the employee elects. Vesting in employer contributions is on a graduated scale with 100% at five years.

Amounts which are forfeited due to a participant’s termination of employment prior to vesting in employer contributions made on the participant’s behalf are used to reduce the required Company contribution in subsequent periods. Upon termination of the Plan, all remaining forfeitures are to be allocated to the participant accounts.

The Plan allows for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is completely voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the investment offered by the Plan. Allocations among the investment accounts may be changed at the participant’s discretion on a daily basis.

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

More detailed information about the Plan and the funding, vesting, and benefit provisions is contained in the Summary Plan Description. Copies of this pamphlet are available at the Company’s corporate office.

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York Plant

Notes to Financial Statements (continued)

2. Significant Accounting Principles

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

Investments

The Plan’s investments are held in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the “Master Trust”). Nationwide Trust Company is the trustee. This Plan participates in only certain investment accounts of the Master Trust. The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2002 and 2001.

	December 31
	2002	2001
Cooper Cameron Stock Fund	0.59%	0.60%
Fidelity Growth Company Fund	100.00	100.00
PRIMCO Stable Value Fund	2.80	2.74

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York Plant

Notes to Financial Statements (continued)

2. Significant Accounting Principles (continued)

	December 31
	2002	2001
Washington Mutual Investors Fund	4.40	3.88%
Scudder Equity 500 Index Fund (formerly, Deutsche Institutional Equity 500 Index Fund )	—	1.33
Barclays Global Investors Equity Index Fund	1.63	—
PIMCO Total Return A Fund	4.59	4.20
PIMCO Total Return Administrative Shares Fund	4.59	—
MFS Massachusetts Investors Growth A Fund	3.28	2.44
Franklin Balance Sheet Investment A Fund	4.87	4.77
Lord Abbett Developing Growth A Fund	3.88	3.53
EuroPacific Growth Fund	4.20	3.86

The Master Trust’s security transactions are accounted for on the date the securities are purchased or sold. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

The Master Trust’s investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Money market funds are stated at cost, which approximates fair value.

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. The INVESCO Group Trust for Employee Benefit Plans is a 103-12 investment entity, in which the assets of multiple qualified plans are invested by the sponsor, INVESCO, and is comprised of bank-issued synthetic contracts.

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York Plant

Notes to Financial Statements (continued)

2. Significant Accounting Principles (continued)

Risks and Uncertainties

The Master Trust provides for various investments in common stock, mutual funds, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, and benefit payments) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York Plant

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust in which the Plan participates:

December 31, 2002	Cooper Cameron Stock Fund	Washington Mutual Investors Fund	PRIMCO Stable Value Fund	MFS Massachusetts Investors Growth A Fund	Barclays Global Investors Equity Index Fund	PIMCO Total Return A Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment A Fund	Lord Abbett Developing Growth A Fund	EuroPacific Growth Fund	Fidelity Growth Company Fund
Assets:
Cash	$741,715	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Net unsettled sales of investments	63,504	—	—	—	—	—	—	—	—	—	—
Investments at fair value as determined by quoted market prices:
Money market funds	207,964	—	—	—	—	—	—	—	—	—	—
Cash Management Trust of America	—	—	2,119,566	—	—	—	—	—	—	—	—
Cooper Cameron Corporation Common Stock	83,466,086	—	—	—	—	—	—	—	—	—	—
Washington Mutual Investors Fund	—	25,461,905	—	—	—	—	—	—	—	—	—
MFS Massachusetts Investors Growth A Fund	—	—	—	21,587,483	—	—	—	—	—	—	—
Barclays Global Investors Equity Index Fund	—	—	—	—	19,851,519	—	—	—	—	—	—
PIMCO Total Return A Fund	—	—	—	—	—	19,763,056	—	—	—	—	—
PIMCO Total Return Administrative Shares Fund	—	—	—	—	—	—	17,822,277	—	—	—	—
Franklin Balance Sheet Investment A Fund	—	—	—	—	—	—	—	14,252,382	—	—	—
Lord Abbett Developing Growth A Fund	—	—	—	—	—	—	—	—	6,818,756	—	—
EuroPacific Growth Fund	—	—	—	—	—	—	—	—	—	10,406,841	—
Fidelity Growth Company Fund	—	—	—	—	—	—	—	—	—	—	1,386,418
Investments at estimated fair value or contract value:
Investment contracts	—	—	27,320,820	—	—	—	—	—	—	—	—
INVESCO Group Trust for Employee Benefit Plans	—	—	32,267,564	—	—	—	—	—	—	—	—

Total investments	83,674,050	25,461,905	61,707,950	21,587,483	19,851,519	19,763,056	17,822,277	14,252,382	6,818,756	10,406,841	1,386,418

Total assets	84,479,269	25,461,905	61,707,950	21,587,483	19,851,519	19,763,056	17,822,277	14,252,382	6,818,756	10,406,841	1,386,418
Liabilities:
Net unsettled purchases of investments	708,968	—	—	—	—	—	—	—	—	—	—

Net assets available to participating plans	$83,770,301	$25,461,905	$61,707,950	$21,587,483	$19,851,519	$19,763,056	$17,822,277	$14,252,382	$6,818,756	$10,406,841	$1,386,418

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York Plant

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust in which the Plan participates:

December 31, 2001	Cooper Cameron Stock Fund	Washington Mutual Investors Fund	PRIMCO Stable Value Fund	MFS Massachusetts Investors Growth A Fund	Scudder Equity 500 Index Fund (formerly, Deutsche Institutional Equity 500 Index Fund)	PIMCO Total Return A Fund	Franklin Balance Sheet Investment A Fund	Lord Abbett Developing Growth A Fund	EuroPacific Growth Fund	Fidelity Growth Company Fund
Assets:
Cash	$49,730	$—	$—	$—	$—	$—	$—	$—	$—	$—
Net unsettled sales of investments	747,156	—	—	—	—	—	—	—	—	—
Investments at fair value as determined by quoted market prices:
Money market funds	485,323	—	—	—	—	—	—	—	—	—
Cash Management Trust of America	—	—	2,947,173	—	—	—	—	—	—	—
Cooper Cameron Corporation Common Stock	72,431,025	—	—	—	—	—	—	—	—	—
Washington Mutual Investors Fund	—	30,792,886	—	—	—	—	—	—	—	—
MFS Massachusetts Investors Growth A Fund	—	—	—	32,313,985	—	—	—	—	—	—
Scudder Equity 500 Index Fund (formerly, Deutsche Institutional Equity 500 Index Fund)	—	—	—	—	29,951,207	—	—	—	—	—
PIMCO Total Return A Fund	—	—	—	—	—	33,186,711	—	—	—	—
Franklin Balance Sheet Investment A Fund	—	—	—	—	—	—	13,824,686	—	—	—
Lord Abbett Developing Growth A Fund	—	—	—	—	—	—	—	9,611,825	—	—
EuroPacific Growth Fund	—	—	—	—	—	—	—	—	12,221,450	—
Fidelity Growth Company Fund	—	—	—	—	—	—	—	—	—	2,100,096
Investments at estimated fair value or contract value:
Investment contracts	—	—	37,651,137	—	—	—	—	—	—	—
INVESCO Group Trust for Employee Benefit Plans	—	—	14,935,985	—	—	—	—	—	—	—

Total investments	72,916,348	30,792,886	55,534,295	32,313,985	29,951,207	33,186,711	13,824,686	9,611,825	12,221,450	2,100,096

Total assets	73,713,234	30,792,886	55,534,295	32,313,985	29,951,207	33,186,711	13,824,686	9,611,825	12,221,450	2,100,096
Liabilities:
Net unsettled purchases of investments	(365,228)	—	—	—	—	—	—	—	—	—

Net assets available to participating plans	$73,348,006	$30,792,886	$55,534,295	$32,313,985	$29,951,207	$33,186,711	$13,824,686	$9,611,825	$12,221,450	$2,100,096

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York Plant

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

Investment income and net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold as well as held during the year) for the separate investment accounts of the Master Trust in which the Plan participates are as follows:

Year ended December 31, 2002	Net Appreciation (Depreciation)	Interest and Dividends
Cooper Cameron Stock Fund	$17,478,390	$3,130
Fidelity Growth Company Fund	(692,765)	—
PRIMCO Stable Value Fund	—	2,838,054
Scudder Equity 500 Index Fund (formerly, Deutsche Institutional Equity 500 Index Fund)	(5,517,636)	265,323
PIMCO Total Return A Fund	932,390	1,945,385
PIMCO Total Return Administrative Shares Fund	(283,245)	617,410
Barclays Global Investors Equity Index Fund	(1,203,595)	—
Washington Mutual Investors Fund	(5,328,479)	630,989
MFS Massachusetts Investors Growth A Fund	(9,103,164)	—
Franklin Balance Sheet Investment A Fund	(1,354,930)	207,750
Lord Abbett Developing Growth A Fund	(2,959,019)	—
EuroPacific Growth Fund	(1,828,431)	108,974

Administrative expenses paid by the Master Trust and allocated to the participating plans totaled $477,342 for the year ended December 31, 2002.

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York Plant

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

PRIMCO Stable Value Fund (“Stable Value Fund”)

The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). The GICs are promises by insurance companies or banks to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. A bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are comprised primarily of corporate bonds, asset-backed securities, government agency securities, and 103-12 investment entities with a total fair value of $60,119,483 and $47,655,056 at December 31, 2002 and 2001, respectively. The contract values of the SICs at December 31, 2002 and 2001 are $57,364,691 and $46,659,277, respectively.

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2002, the interest crediting rates for all investment contracts range from 2.11% to 9.52%. At December 31, 2001, the interest crediting rates for all investment contracts range from 3.08% to 9.52%.

For 2002 and 2001, the average annual yield for the investment contracts in the Stable Value Fund is 5.06% and 5.75%, respectively. At December 31, 2002 and 2001, fair value of the investment contracts in the Stable Value Fund is estimated to be approximately 105% and 102% of contract value, respectively. Fair value of the GICs is estimated by discounting the weighted average of the Stable Value Fund’s cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper

Cameron Corporation, Buffalo, New York Plant

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has been designed to meet the requirements of the Internal Revenue Code (“IRC”) under Section 401(a) and, therefore, the related trust is exempt from taxation. A favorable determination letter was received from the Internal Revenue Service on September 3, 2002. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Other Changes in Net Assets

For the year ended December 31, 2002, net asset admissions represent transfers of participant account balances from the Cooper Cameron Corporation Retirement Savings Plan due to employee transfers within the Company.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION

BUFFALO, NEW YORK PLANT

By:	/s/ JANE L. CROWDER
Jane L. Crowder Member of the Plan Administration Committee

Date: June 25, 2003